UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 1Q09 PASSENGER TRAFFIC DOWN 3.30% YOY

México D.F., April 23, 2009 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three-month period ended March 31, 2009.

1Q09 Highlights1:

•	EBITDA[2] increased by 17.63% to Ps.685.76 million.
•	Total passenger traffic was down 3.30%.
•	Total revenues rose by 13.20%, mainly due to increases of 8.50% in aeronautical revenues and 23.36% in non-aeronautical revenues.
•	Commercial revenues per passenger increased by 31.95% to Ps.60.62 per passenger.
•	Operating profit increased by 21.57%.
•	EBITDA margin was 69.64% compared with 67.02% in 1Q08.

1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards and represent comparisons between the three-month periods ended March 31, 2009, and the equivalent three-month period ended March 31, 2008. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.14.1517.

2.

EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP and may be calculated differently by different companies.

ASUR 1Q09, Page 1 of 14

Passenger Traffic

For the first quarter of 2009, total passenger traffic declined year-over-year by 3.30%. Domestic passenger traffic declined by 13.90% while international passenger traffic rose by 3.04%.

The 3.04% rise in international passenger traffic resulted mainly from an increase of 4.54% in international traffic at the Cancún airport. The 13.90% decline in domestic passenger traffic resulted mainly from declines of 24.05%, 16.44%, 6.54%, 21.96% and 27.85% at the Mérida, Cancún, Veracruz, Villahermosa and Cozumel airports, respectively.

Table I: Domestic Passengers (in thousands)

Airport	1Q08	1Q09	% Change
Cancún	785.1	656.0	(16.44)
Cozumel	23.7	17.1	(27.85)
Huatulco	64.8	83.0	28.09
Mérida	314.7	239.0	(24.05)
Minatitlán	38.3	35.1	(8.36)
Oaxaca	130.9	137.1	4.74
Tapachula	61.1	57.2	(6.38)
Veracruz	221.8	207.3	(6.54)
Villahermosa	240.9	188.0	(21.96)
TOTAL	1,881.3	1,619.8	(13.90)
Note:	Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	1Q08	1Q09	% Change
Cancún	2,863.5	2,993.6	4.54
Cozumel	149.5	131.8	(11.84)
Huatulco	50.3	41.9	(16.70)
Mérida	35.4	25.5	(27.97)
Minatitlán	1.0	0.9	(10.00)
Oaxaca	13.5	18.1	34.07
Tapachula	1.4	1.0	(28.57)
Veracruz	17.4	15.7	(9.77)
Villahermosa	12.5	11.5	(8.00)
TOTAL	3,144.5	3,240.0	3.04
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 1Q09, Page 2 of 14

Table III: Total Passengers (in thousands)

Airport	1Q08	1Q09	% Change
Cancún	3,648.6	3,649.6	0.03
Cozumel	173.2	148.9	(14.03)
Huatulco	115.1	124.9	8.51
Mérida	350.1	264.5	(24.45)
Minatitlán	39.3	36.0	(8.40)
Oaxaca	144.4	155.2	7.48
Tapachula	62.5	58.2	(6.88)
Veracruz	239.2	223.0	(6.77)
Villahermosa	253.4	199.5	(21.27)
TOTAL	5,025.8	4,859.8	(3.30)
Note:	Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q09

Total revenues for 1Q09 increased year-over-year by 13.20% to Ps.984.7 million. This was mainly due to increases of:

•	8.50% in revenues from aeronautical services, principally as a result of an increase in rates, which more than offset the 3.30% decline in passenger traffic; and
•	23.36% in revenues from non-aeronautical services, principally as a result of the 26.73% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues rose by 26.73% year-over-year during the quarter, mainly as a result of revenue increases in the following areas principally from the 32.9% depreciation in the peso as against the U.S. dollar since 1Q08, which has resulted in a positive impact as contracts with some concession holders are denominated in US dollars and converted into pesos at the prevailing rate:

•	35.81% in duty-free stores;
•	20.39% in banking and currency exchange services;
•	33.71% in advertising;
•	8.81% in ground transportation;
•	25.14% in retail operations;
•	33.46% in car rental companies;
•	22.05% in food and beverage;

ASUR 1Q09, Page 3 of 14

•	17.19% in teleservices; and
•	29.29% in other revenues.

These increases were partially offset by a 3.45% decline in parking lot revenues.

New Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Watch my Watch	Gift shop	September 2008

Total operating costs and expenses for 1Q09 increased 4.87% year over year, primarily as a result of:

•

a 4.13% increase in cost of services, mainly reflecting increases of 9.75% in personnel costs and 9.41% in maintenance costs, which more than offset declines of 17.83% in energy and 17.81% in insurance costs, among others. The increase in personnel costs reflects the personnel reorganization implemented in 2Q08, while higher maintenance costs reflect the expiration of warranties on documented baggage equipment.

•	a 6.18% increase in depreciation and amortization, resulting from the depreciation of new investments in fixed assets and improvements made to concession assets; and

•	a 2.75% increase in concession fees paid to the Mexican government, mainly due to higher revenues (a factor in the calculation of the fee).

•	A 17.64% increase in the technical assistance fee paid to ITA, reflecting an increase in EBITDA for the quarter (a factor in the calculation of the fee).

These increases were partially offset by a 7.17% decline in administrative expenses.

Operating margin for the quarter increased to 53.56% from 49.87% in 1Q08. This was mainly the result of the 13.20% increase in revenues, which more than offset the 4.87% increase in costs during the period.

ASUR 1Q09, Page 4 of 14

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

During 1Q09, the ASUR subsidiaries that pay IETU made provisional tax payments of Ps.75.6 million.

During the quarter, ASUR recognized asset taxes for a total of Ps.9.5 million under the line item Provision for Asset Tax, and which are not expected to be recovered.

Net income for 1Q09 declined 2.94% to Ps.341.73 million from Ps.352.07 million in 1Q08. Earnings per common share for the quarter were Ps.1.1391, or earnings per ADS (EPADS) of US$0.8049 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.1736, or EPADS of US$0.8293, for the same period last year.

Table IV: Summary of Consolidated Results for 1Q09
	1Q08	1Q09	% Change
Total Revenues	869,890	984,692	13.20
Aeronautical Services	594,715	645,242	8.50
Non-Aeronautical Services	275,175	339,450	23.36
Commercial Revenues	235,629	298,620	26.73
Operating Profit	433,848	527,435	21.57
Operating Margin %	49.87%	53.56%	7.39
EBITDA	582,963	685,759	17.63
EBITDA Margin %	67.02%	69.64%	3.92
Net Income	352,076	341,728	(2.94)
Earnings per Share	1.1736	1.1391	(2.94)
Earnings per ADS in US$	0.8293	0.8049	(2.94)

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.14.1517.

Table V: Commercial Revenues per Passenger for 1Q09

	1Q08	1Q09	% Change
Total Passengers (‘000)	5,129	4,926	(3.96)
Total Commercial Revenues	235,629	298,620	26.73
Commercial revenues from direct operations (1)	44,335	55,095	24.27
Commercial revenues excluding direct operations	191,294	243,525	27.30

ASUR 1Q09, Page 5 of 14

Total Commercial Revenue per Passenger	45.94	60.62	31.95
Commercial revenue from direct operations per passenger (1)	8.64	11.18	29.40
Commercial revenue per passenger (excluding direct operations)	37.30	49.44	32.55

Note: For purposes of this table, approximately 102,900 and 66,800 transit and general aviation passengers are included for 1Q08 and 1Q09, respectively.

(1)

Revenues from direct commercial operations represent the Company’s operation of convenience stores in airports, which opened in May 2007, as well as the direct sale of advertising space by the Company, which started in August 2006.

Table VI:	Operating Costs and Expenses for 1Q09
	1Q08	1Q09	% Change
Cost of Services	182,757	190,306	4.13
Administrative	29,991	27,842	(7.17)
Technical Assistance	30,681	36,093	17.64
Concession Fees	43,497	44,692	2.75
Depreciation and Amortization	149,115	158,324	6.18
TOTAL	436,042	457,258	4.87
Note: Figures in nominal pesos.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q09 were Ps.756.28 million, resulting in an annual average tariff per workload unit of Ps.151.94. ASUR’s regulated revenues accounted for approximately 76.80% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR received approval from the Ministry of Communications and Transportation for the Master Development Programs for the years 2009 through 2023 and the applicable efficiency factor applicable and the maximum tariffs per work load unit for the years 2009 through 2013 for each

ASUR 1Q09, Page 6 of 14

of its concessions. One work load unit equals one passenger or 100 kg (220 pounds) of cargo.

Master Development Programs

Expressed in millions of constant pesos as of December 31, 2008

Airport	2009-2013*	2014-2018**	2019-2023**
Cancún	2,413.7***	1,207.5****	793.9
Cozumel	117.6	121.5	89.6
Huatulco	343.4	71.9	48.1
Mérida	304.2	125.5	82.5
Minatitlán	59.5	59.8	36.7
Oaxaca	309.4	67.1	85.1
Tapachula	60.1	42.0	20.5
Veracruz	792.8	136.5	170.1
Villahermosa	332.3	257.3	56.1

*	Committed investment
**	Indicative investment
***	As of December 31, 2008, ASUR has invested Ps. 1,054.8 million (which is included in the investment commitments for this period shown above)
****	As of December 31, 2008, ASUR has invested Ps. 612.9 million (which is included in the indicative investment for this period shown above)

Airport	2009	2010	2011	2012	2013
Cancún	582.0	625.0	424.5	447.6	334.6
Cozumel	17.5	42.1	14.2	33.7	10.2
Huatulco	52.9	151.0	70.4	59.3	9.8
Mérida	80.8	128.2	72.8	16.3	6.1
Minatitlán	20.6	24.9	6.6	3.6	3.8
Oaxaca	48.1	139.0	62.0	42.5	17.8
Tapachula	7.6	5.7	4.7	2.5	39.7
Veracruz	48.1	310.1	248.0	119.0	67.6
Villahermosa	45.9	163.6	81.4	6.6	34.8

Committed Investments

Expressed in millions of constant pesos as of December 31, 2008

As of December 31, 2008 ASUR has invested the following amounts at Cancún airport:

Expressed in millions of constant pesos as of December 31, 2008

Airport	2009	2010	2011	2012	2013
Cancún	211.0	211.0	211.0	211.0	211.0

The Master Development Plan for Cancún Airport has accounted for these investments and includes these amounts in the investment commitments for the periods shown above.

ASUR 1Q09, Page 7 of 14

Maximum Tariffs per Work Load Unit

Expressed in constant pesos as of December 31, 2008

Airport	Maximum Tariff
Cancún	134.03
Cozumel	185.88
Huatulco	120.71
Mérida	125.04
Minatitlán	214.38
Oaxaca	132.76
Tapachula	246.22
Veracruz	112.06
Villahermosa	117.07

The concession agreements for each airport provide that such airport's maximum rates will be reduced annually to account for projected improvements in efficiency. For the five-year period ending December 31, 2013, the maximum rates applicable to ASUR's airports will be reduced by an annual efficiency factor of 0.70% in real terms.

The Master Development Plans and maximum rates for each airport were approved before the execution of the Mayan Riviera Airport project, which is included in the National Infrastructure Plan for 2007-2012. Because of this timing, the Ministry of Communications and Transportation did not account for how the eventual construction, administration and operation of the Mayan Riviera Airport, and the beginning of flight operations there may affect passenger traffic levels for Cancún airport. Accordingly, the Ministry of Communications and Transportation has committed to modify the Master Development Plansb for ASUR’s airports within three months from the granting of a concession to operate the Mayan Riviera Airport so as to reflect new passenger traffic level projections, and accordingly, to adjust the investment obligations and maximum rates that we are authorized to charge at each airport.

Balance Sheet

On March 31, 2009, Airport Facility Usage Rights and Airport Concessions represented 77.29% of the Company’s total assets, with current assets representing 17.63% and other assets representing 5.08%.

On March 31, 2009, cash and marketable securities were Ps.1,945.75 million. On the same date, shareholder’s equity was Ps.15,296.72 million and total liabilities were Ps.2,234.48 million, representing 87.25% and 12.75% of total assets, respectively. Total deferred liabilities represented 85.90% of the Company’s total liabilities.

ASUR 1Q09, Page 8 of 14

Capital Expenditures

During the quarter, ASUR made investments of Ps.70.28 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

1Q09 Earnings Conference Call

Day:	Friday, April 24, 2009

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	888.713.4199 (US & Canada) and 617.213.4866 (International & Mexico)

Access Code:	42260067

Pre-registration:	If you would like to pre-register for the conference call use the following link:
https://www.theconferencingservice.com/prereg/key.process?key=PLAWDQXG4
Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:

Starting Friday, April 24, 2009 at 2:00 PM US ET, ending at midnight US ET on Friday, May 1, 2009. Dial-in number: 888.286.8010 (US & Canada); 888.286.8010 (International & Mexico). Access Code: 89487275.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

ASUR 1Q09, Page 9 of 14

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q09, Page 10 of 14

AEROPUERTOS DEL SURESTE

## Operating Results per Airport

Thousands of Mexican pesos

| Item | 2008 | 2009 | % change | Quarter 2008 | Quarter 2009 | % change |
|---|---|---|---|---|---|---|
| **Cancun** | | | | | | |
| Aeronautical Revenues | 445,866 | 501,971 | 12.58 | 445,866 | 501,972 | 12.58 |
| Non-Aeronautical Revenues | 232,695 | 293,308 | 26.05 | 232,695 | 293,308 | 26.05 |
| Operating Profit | 359,206 | 464,345 | 29.27 | 359,206 | 464,345 | 29.27 |
| EBITDA | 455,740 | 565,805 | 24.15 | 455,740 | 565,855 | 24.16 |
| **Cozumel** | | | | | | |
| Aeronautical Revenues | 22,190 | 21,185 | (4.53) | 22,190 | 21,185 | (4.53) |
| Non-Aeronautical Revenues | 6,128 | 6,829 | 11.44 | 6,128 | 6,829 | 11.44 |
| Operating Profit | 7,022 | 3,856 | (45.09) | 7,022 | 3,856 | (45.09) |
| EBITDA | 15,209 | 13,189 | (13.28) | 15,209 | 13,189 | (13.28) |
| **Merida** | | | | | | |
| Aeronautical Revenues | 34,087 | 28,734 | (15.70) | 34,087 | 28,734 | (15.70) |
| Non-Aeronautical Revenues | 13,110 | 13,877 | 5.85 | 13,110 | 13,877 | 5.85 |
| Operating Profit | 10,096 | 4,686 | (53.59) | 10,096 | 4,686 | (53.59) |
| EBITDA | 21,825 | 16,058 | (26.42) | 21,825 | 16,058 | (26.42) |
| **Villahermosa** | | | | | | |
| Aeronautical Revenues | 27,470 | 23,553 | (14.26) | 27,470 | 23,553 | (14.26) |
| Non-Aeronautical Revenues | 7,469 | 7,973 | 6.75 | 7,469 | 7,973 | 6.75 |
| Operating Profit | 10,895 | 5,215 | (52.13) | 10,895 | 5,215 | (52.13) |
| EBITDA | 18,935 | 13,614 | (28.10) | 18,935 | 13,614 | (28.10) |
| **Others** | | | | | | |
| Aeronautical Revenues | 65,102 | 69,799 | 7.21 | 65,102 | 69,798 | 7.21 |
| Non-Aeronautical Revenues | 15,773 | 17,463 | 10.71 | 15,773 | 17,463 | 10.71 |
| Operating Profit | 46,629 | 49,333 | 5.80 | 46,629 | 49,333 | 5.80 |
| EBITDA | 71,254 | 77,093 | 8.19 | 71,254 | 77,044 | 8.13 |
| **Group** | | | | | | |
| Aeronautical Revenues | 594,715 | 645,242 | 8.50 | 594,715 | 645,242 | 8.50 |
| Non-Aeronautical Revenues | 275,175 | 339,450 | 23.36 | 275,175 | 339,450 | 23.36 |
| Operating Profit | 433,848 | 527,435 | 21.57 | 433,848 | 527,435 | 21.57 |
| EBITDA | 582,963 | 685,759 | 17.63 | 582,963 | 685,759 | 17.63 |

   Note: During 4Q07 ASUR signed an intercompany agreement that recognized the obligation to operate the nine concessions jointly.

ASUR 1Q09, Page 11 of 14

ASUR 1Q09, Page 12 of 14

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to March 31, 2009 and 2008

Thousands of Mexican pesos

Item	Cumulative 2008	Cumulative 2009	Variation %	Quarter 2008	Quarter 2009	Variation %
Revenues						
Aeronautical Services	594,715	645,242	8.50	594,715	645,242	8.50
Non-Aeronautical Services	275,175	339,450	23.36	275,175	339,450	23.36
Total Revenues	**869,890**	**984,692**	**13.20**	**869,890**	**984,692**	**13.20**
Operating Expenses						
Cost of Services	182,758	190,306	4.13	182,758	190,306	4.13
General and Administrative Expenses	29,991	27,842	(7.17)	29,991	27,842	(7.17)
Technical Assistance	30,681	36,093	17.64	30,681	36,093	17.64
Concession Fee	43,497	44,692	2.75	43,497	44,692	2.75
Depreciation and Amortization	149,115	158,324	6.18	149,115	158,324	6.18
Total Operating Expenses	**436,042**	**457,257**	**4.87**	**436,042**	**457,257**	**4.87**
Operating Income	**433,848**	**527,435**	**21.57**	**433,848**	**527,435**	**21.57**
Comprehensive Financing Cost	37,193	36,431	(2.05)	37,193	36,431	(2.05)
Non Ordinary Item						
Non-Ordinary Item	531	10,033	1,789.45	531	10,033	1,789.45
Income Before Income Taxes	**470,510**	**553,833**	**17.71**	**470,510**	**553,833**	**17.71**
Provision for IETU	16,976	75,586	345.25	16,976	75,586	345.25
Provision for Income Tax	12,238	23,708	93.72	12,238	23,708	93.72
Provision for Asset Tax	(515)	9,472	(1,939.22)	(515)	9,472	(1,939.22)
Deferred Income taxes	84,902	101,408	19.44	84,902	101,408	19.44
Defferred IETU	4,833	1,931	(60.05)	4,833	1,931	(60.05)
Net Income for the Year	**352,076**	**341,728**	**(2.94)**	**352,076**	**341,728**	**(2.94)**
Earnings per share	**1.1736**	**1.1391**	**(2.94)**	**1.1736**	**1.1391**	**(2.94)**
Earnings per ADS (in U.S. dollars)	**0.8293**	**0.8049**	**(2.93)**	**0.8293**	**0.8049**	**(2.94)**
Exchange rate per dollar 14.1517

ASUR 1Q09, Page 13 of 14

ASUR 1Q09, Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 23, 2009